Exhibit 99.2

WAH FU EDUCATION GROUP LTD.
(Incorporated in the British Virgin Islands with limited liability)
(NASDAQ Ticker: WAFU)

__________________________

NOTICE OF ANNUAL GENERAL MEETING
TO BE HELD ON JANUARY 10, 2025

NOTICE IS HEREBY GIVEN that an annual general meeting (“AGM”) of Wah Fu Education Group Ltd. (the “Company”) will be held at L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street Xicheng District, Beijing, China 100088, at 10:30 AM, Beijing Time, on January 10, 2025.

Holders of record of the ordinary shares of par value US $0.01 each on the close of business on December 12, 2024, Eastern Standard Time (the “Record Date”) or their proxy holders are entitled to vote at the AGM or any adjournment or postponements thereof. Each holder of ordinary shares has one (1) vote for each ordinary share held as of the close of business on the Record Date.

Under the existing memorandum and articles of association of the Company, a resolution of shareholders may be passed by the affirmative vote of a majority of in excess of 50% of the votes of the shares entitled to vote thereon which were present at the meeting and were voted.

If you are a holder of record of ordinary shares on the Record Date, you may vote at the AGM or by submitting a proxy for the AGM. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the AGM and vote, obtain a proxy from your broker, bank or nominee.

The Company proposes to:

(a)     create a new class of shares and change the maximum number of shares that the Company is authorised to issue from 30,000,000 ordinary shares of US$0.01 par value each to 600,000,000 shares divided into 500,000,000 Ordinary Shares with a par value of US$0.01 each and 100,000,000 Class A Shares with a par value of US$0.01 each (the “Change in Authorised Shares”);

(b)    amend and restate its existing memorandum and articles of association registered with the Registrar or Corporate Affairs in the British Virgin Islands to include, amongst other things:

(i)     the creation of a new class of Class A Shares with each Class A Share being entitled to fifteen (15) votes on all matters subject to vote at general meetings of the Company;

(ii)    the following provision: “Notwithstanding any other provision of these Articles, each Class A Share shall be automatically converted into an Ordinary Share immediately upon the holders of Class A Shares in aggregate beneficially owning less than 74,400 Class A Shares, which is equivalent to 5% of the total issued and outstanding Class A Shares as of the date of registration of these Memorandum and Articles.”;

(iii)   an amendment to clause 8 of the memorandum of association to change the number of votes required to consent to a variation of class rights from a majority of the issued shares in that class to two-thirds of the issued shares in that class; and

(iv)   certain amendments to clarify the process for circulating notices to shareholders under the memorandum and articles of association and deemed dates of receipt.

(c)     subject to approval of the foregoing resolutions, redeem 1,488,000 Ordinary Shares held by HFGFR Inc. as at the date of this proxy statement and reissue such Ordinary Shares as 1,488,000 Class A Shares to HFGFR Inc.

Each proposed resolution is conditional upon the others being passed so no one resolution can be passed alone.

Votes shall be counted on a poll basis, with each share carrying one vote. At the AGM the following resolutions will be considered and voted upon, it being noted that each resolution is conditional upon the others being passed so no one resolution can be passed alone:

•        RESOLVED:

THAT the amended and restated memorandum and articles of association attached hereto as Exhibit 99.4, be and are hereby approved, including the creation of a new class of class A shares with each class A share being entitled to fifteen (15) votes on all matters subject to vote at general meetings of the Company;

THAT the change in the maximum number of shares that the Company is authorised to issue from 30,000,000 ordinary shares of US$0.01 par value each to 600,000,000 shares divided into 500,000,000 ordinary shares with a par value of US$0.01 each and 100,000,000 class A shares with a par value of US$0.01 each be and is hereby approved; and

THAT, subject to approval of the foregoing resolutions, the redemption of 1,488,000 Ordinary Shares held by HFGFR Inc. as at the date of this proxy statement and reissue of 1,488,000 Class A Shares to HFGFR Inc. be and is hereby approved.

Shareholders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at www.edu-edu.cn, or by writing to Raincy Du, Wah Fu Education Group Ltd., L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street, Xicheng District, Beijing, China 100088, or by sending an email to ir@edu-edu.com.cn.

The resolutions proposed, if approved and adopted, will result in a dual-class structure of our ordinary shares, which has the effect of concentrating voting power with the holders of Class A Shares, which will limit the ability of holders of Ordinary Shares to influence the outcome of important transactions, including a change in control.

Upon the approval and adoption of the resolutions, the maximum number of shares we are authorised to issue will be change from 30,000,000 ordinary shares of US$0.01 par value each into a maximum of 600,000,000 shares divided into (i) 500,000,000 Ordinary Shares with a par value of US$0.01 each and (ii) 100,000,000 Class A Shares with a par value of US$0.01 each. Each Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our Company, and each Class A Share shall entitle the holder thereof to fifteen (15) votes on all matters subject to vote at general meetings of our Company. Mr. Yang Yu (“Mr. Yu”), the chairman of the board of the directors, through HFGFR Inc., who currently owns 1,488,000 ordinary shares as of the date of this proxy statement, will beneficially own 1,488,000 Class A Shares, which result in Mr. Yu beneficially owning more than 50% of the aggregate voting power of our total issued and outstanding shares. As a result, we will be a ‘controlled company’ within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies. As a result of the dual-class share structure and the concentration of ownership, holders of Class A Shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, amendments to the memorandum and articles of association that are subject to a shareholder vote and other significant corporate actions and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated voting power may have the ultimate effect of delaying, preventing or deterring a change in control of our Company, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might ultimately materially and adversely affect the market price of our Ordinary Shares.

Future transfers by the holder of Class A Shares may result in those shares converting into Ordinary Shares. Each Class A Share is convertible into one Ordinary Share at any time at the option of the holder, but Ordinary Shares shall not be convertible into Class A Shares under any circumstances. Our amended and restated memorandum and articles of association do not prohibit us from issuing additional Class A Shares, and any future issuances of Class A Shares may be dilutive to holders of Ordinary Shares. In addition, the conversion of Class A Shares might have impact on holders of Ordinary Shares, including dilution and reduction in the aggregate voting power of holders of Ordinary Shares, as well as the potential increase in the relative voting power if any holder of Class A Shares retains its shares.

The dual-class structure may adversely affect the trading market for our Ordinary Shares. We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Ordinary Shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on companies with dual-class or multi-class share structures in their indices. In July 2017, S&P Dow Jones and FTSE Russell announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, including the Russell 2000, the S&P 500, the S&P MidCap 400 and the S&P SmallCap 600, to exclude companies with multiple classes of shares from being added to these indices. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. As a result, our dual-class structure would make us ineligible for inclusion in any of these indices, and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our Ordinary Shares. These policies are still relatively new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Furthermore, we cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones or FTSE Russell in the future. Exclusion from indices could make our Ordinary Shares less attractive to investors and, as a result, the market price of our Ordinary Shares could be adversely affected.

After careful consideration, the Board has unanimously (1) directed all resolutions be submitted to shareholders for authorization and approval, and (2) recommended that shareholders authorize and approve all resolutions.

Regardless of the number of shares that you own, your vote is very important. Even if you plan to attend the AGM in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. You should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and mail the proxy card in the enclosed return envelope as soon as possible to ensure that it will be received by the Company no later than 5:00 PM on January 8, 2025, Beijing Time, so that your shares will be represented and may be voted at the AGM. If you receive more than one proxy card because you own shares that are registered in different names, please vote all of your shares shown on all of your proxy cards in accordance with the instructions set forth on the proxy card.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the AGM and vote your shares in person. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the AGM in person, you must obtain from the record holder a proxy issued in your name.

If you submit your proxy card without indicating how you wish to vote, the shares represented by your proxy card will be voted FOR the resolutions at the AGM.

If you have any questions or need assistance in voting your shares, please contact Raincy Du, by telephone at + 86 10 57925024, or email at ir@edu-edu.com.cn.

Notes:

1.      If a share is held jointly by two or more persons, the vote of the holder whose name appears first in the register of members of the Company who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote of the other joint holders.

2.      The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized.

3.      A proxy need not be a member (registered shareholder) of the Company.

4.      The Chairman of the meeting may at his discretion direct that a proxy card shall be deemed to have been duly deposited. A proxy card that is not deposited in the manner permitted shall be invalid.

5.      Votes given in accordance with the terms of a duly executed proxy card shall be valid notwithstanding the death or insanity of the principal prior to the AGM or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at Wah Fu Education Group Ltd., L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street, Xicheng District, Beijing, China 100088, before the commencement of the AGM, or adjourned meeting at which it is sought to use the proxy.

By Order of the Board of Directors,
Wah Fu Education Group Ltd.
/s/ Yang Yu
Yang Yu
Chairman

Beijing, China

December 12, 2024